E.D.

19006509

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Orchard Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S 850 E Ste C1
(No. and Street)

Lehi	UT	84043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WSRP
(Name – *if individual, state last, first, middle name*)

155 N 400 W Ste 400	Salt Lake City	UT	84103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kevin Bradburn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orchard Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Robyn Stanley 2-26-19
Notary Public

ROBYN STANLEY
NOTARY PUBLIC-STATE OF UTAH
COMMISSION# 683140
COMM. EXP. 05-29-2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Orchard Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Orchard Securities, LLC as of December 31, 2018 and 2017, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Orchard Securities, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Orchard Securities, LLC's management. Our responsibility is to express an opinion on Orchard Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Orchard Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation and Reconciliation of Net Capital under SEC Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audits of Orchard Securities, LLC's financial statements. The supplemental information is the responsibility of the Orchard Securities, LLC's management. Our audit procedures included determining whether

www.WSRP.com

SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
LEHI, UT | 2989 WEST MAPLE LOOP DRIVE STE 210, LEHI, UT 84043 | PHN 801.328.2011 FAX 801.766.1551
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.689.2303

info@wsrp.com

the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation and Reconciliation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WSRP, LLC

WSRP, LLC

We have served as Orchard Securities, LLC's auditor since 2015.

Salt Lake City, Utah
February 26, 2019

wsrp

ORCHARD SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 200,991	$ 235,501
Accounts Receivable	435,690	116,040
Receivables from Related Parties	21,036	31,433
Other Current Assets	1,228	3,159
Total Current Assets	658,945	386,133
Office Equipment	98,197	98,197
Tenant Improvements	8,710	8,710
Accumulated Depreciation	(89,839)	(79,607)
Total Office Equipment	17,068	27,300
Goodwill	55,000	55,000
Total Other Assets	55,000	55,000
Total Assets	$ 731,013	$ 468,433
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 68,747	$ 21,207
Accrued Payroll Liabilities	2,264	24,087
Total Current Liabilities	71,011	45,294
Total Liabilities	71,011	45,294
Members' Equity	660,002	423,139
Total Liabilities and Members' Equity	$ 731,013	$ 468,433

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Revenues		
Commissions	$ 21,522,088	$ 15,928,393
Underwriting and Selling Groups	8,799,948	8,700,508
Maintenance Fee Income	589,521	508,496
Marketing Income	340,233	177,752
Interest Income	162	119
Total Revenues	31,251,952	25,315,268
Expenses		
Selling Group Commissions	20,456,108	14,844,066
Wholesaler Fee Expense	4,992,244	4,892,716
Professional Fees	3,344,983	3,639,435
Commissions	1,025,803	999,487
Office Overhead and Operating	841,476	561,495
Compensation and Related Benefits	254,133	267,632
Licensing and Registration	71,245	88,252
Depreciation	10,232	10,232
Other	18,865	19,052
Total Expenses	31,015,089	25,322,367
Net Income (Loss)	$ 236,863	$ (7,099)

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

		Members' Equity
Balance at December 31, 2016	$	480,238
Members' Distributions		(50,000)
Net Loss		(7,099)
Balance at December 31, 2017		423,139
Net Income		236,863
Balance at December 31, 2018	$	660,002

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss)	$ 236,863	$ (7,099)
Adjustments to Reconcile Net Income (Loss)		
to Cash Flows from Operating Activities:		
Depreciation Expense	10,232	10,232
Changes in Certain Operating Assets and Liabilities:		
Accounts Receivable	(319,650)	15,515
Receivables from Related Parties	10,397	(14,353)
Other Current Assets	1,932	1,523
Prepaid Expenses	-	3,641
Accounts Payable	47,539	(50,336)
Accrued Payroll and Related Expenses	(21,823)	18,709
Accrued Expenses and Other Liabilities	-	(670,547)
Net Cash From Operating Activities	(34,510)	(692,715)
Cash Flows From Financing Activities		
Capital Distributed to Members	-	(50,000)
Net Cash From Financing Activities	-	(50,000)
Net Change in Cash and Cash Equivalents	(34,510)	(742,715)
Cash and Cash Equivalents at Beginning of Year	235,501	978,216
Cash and Cash Equivalents at End of Year	$ 200,991	$ 235,501

Supplemental Disclosure of Cash Flow Information:

Cash Paid for Interest	$ -	$ -
Cash Paid for Taxes	$ 45,324	$ 11,567

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

Note 1 – Organization and Description of Business

General

Orchard Securities, LLC ("Company"), a Utah limited liability company, is organized and registered to engage in the securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The owner of the Company purchased an existing broker-dealer in March 2006 (and as an equity contribution contributed all membership interests) in the purchased broker-dealer to the Company. Formal approval to operate as a broker-dealer and to conduct securities business as the newly formed broker-dealer was granted from the NASD on October 3, 2006 and from the State of Utah on October 12, 2006.

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses are recorded when all significant items relating to the securities transactions have been completed and the income is reasonably determinable. The Company does not participate in any proprietary securities transactions.

The Company's accounting policy has been updated to align with the new standard to recognize revenue when the following criteria are met 1) Contract with the customer has been identified, 2) Performance obligations in the

contract have been identified, 3) Transaction price has been determined, 4) Transaction price has been allocated to the performance obligations, and 5) Revenue is recognized when performance obligations are satisfied.

On January 1, 2018, the Company adopted the requirements of Accounting Standard Codification ("ASC") Topic 606, "Revenue from Contracts with Customers". This accounting standard did not materially impact the Company's revenue recognition practices for the year ended December 31, 2018

Cash and Cash Equivalents

For purposes of the statements of financial condition, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. Cash consists of bank deposits with two FDIC-insured institutions in 2018 and 2017. At December 31, 2018 and 2017 the Company had no cash in excess of FDIC limits.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2018 and 2017 management evaluated the collectability of the receivables and concluded that no allowance was necessary as amounts were determined to be collectible in full.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the years ended December 31, 2018 and 2017 was $10,232 and $10,232, respectively.

Advertising Expense

Advertising expenses are expensed as incurred. The Company's advertising expense was $219,815 and $4,250, respectively, for the years ended December 31, 2018 and 2017. These costs are included in the office overhead and operating expenses.

Rent Expense

The Company's rent expense for its office space was $15,795 and $15,856, respectively, for the years ended December 31, 2018 and 2017. The rental agreement is with a related party, Summit Fulfillment Services on a month-to-month agreement. All related party transactions were consummated on terms equivalent to those that prevail in arm's length transactions.

Goodwill

Goodwill represents the excess of the amount paid over the fair value of net assets acquired in a business combination. In accordance with accounting standards, goodwill and other indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. As of December 31, 2018 and 2017, the Company deemed no impairment of goodwill for the years then ended.

Income Taxes

The Company is taxed as a limited liability company, and as such, all profits and losses are passed through to the individual members. Accordingly, the Company records no tax provision or liability for federal or state income taxes in the financial statements. The Company follows the provisions of the Accounting for Uncertainty in Income Taxes section of the Income taxes Topic of the FASB Accounting Standards Codification. For 2018 and 2017, management has determined that there are no material uncertain income tax positions.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

New and Recent Accounting Pronouncements

The Company has evaluated all other new and recent accounting pronouncements that have been issued or proposed by the FASB or other standard-setting bodies. The pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

Note 3 – Related Party Transactions

As of December 31, 2018 and 2017 the amounts due from the related company were $21,036 and $31,433, respectively, and are contained in the "Receivables from related parties" on the Statements of Financial Condition. As of December 31, 2018 and 2017, the Company paid commissions, management fees, etc. to related parties in the amount of $5,666,202 and $5,626,004, respectively.

Note 4 – Goodwill

As stated in Note 2, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interests were transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2018, the Company had net capital of $129,980 which was $124,980 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was .55 to 1.

Note 6 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2018 through February 28, 2019, the date these financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

ORCHARD SECURITIES, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
December 31, 2018

Total Members' Equity	$ 660,002
Less Non-Allowable Assets:	
Receivables	(456,726)
Office Equipment, Net of Accumulated Depreciation	(17,068)
Cash in "Central Registration Depository" Account	(1,228)
Other Assets	(55,000)
Net Capital	$ 129,980
Aggregate Indebtedness	
Total Liabilities	71,011
Net Liabilities	$ 71,011
Computation of Basic Net Capital Requirement	
6⅔% of Aggregate Indebtedness	4,734
Minimum Net Capital Required	5,000
Greater of the Two Amounts	5,000
Capital in Excess of Required Minimum	$ 124,980
Ratio of Aggregate Indebtedness to Net Capital	.55 to 1

Reconciliation of Difference Between Net Capital and Net Capital per Focus Report Dated December 31, 2018: A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaduited Form X-17A-5 Part II and the computation herein.

wsrp

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Orchard Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Orchard Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Orchard Securities, LLC claimed an exemption from 15c3-3(k)(2)(i) (the "exemption provision") and (2) Orchard Securities, LLC stated that Orchard Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Orchard Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Orchard Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WSRP, LLC

WSRP, LLC

Salt Lake City, Utah
February 26, 2019

www.WSRP.com

SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
LEHI, UT | 2989 WEST MAPLE LOOP DRIVE STE 210, LEHI, UT 84043 | PHN 801.328.2011 FAX 801.766.1551
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.689.2303

info@wsrp.com

Orchard Securities, LLC Exemption Report

Orchard Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.170a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k)(2)(i) throughout the year ended 12/31/18, without exception.

Orchard Securities, LLC

I, Taylor Garrett, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

February 26, 2019

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Partners of
Orchard Securities, LLC

We have performed the procedures included in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Orchard Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Orchard Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Orchard Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   We found no differences as a result of the procedures.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018.

   We found no differences as a result of the procedures.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We found no differences as a result of the procedures.

www.WSRP.com

SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
LEHI, UT | 2989 WEST MAPLE LOOP DRIVE STE 210, LEHI, UT 84043 | PHN 801.328.2011 FAX 801.766.1551
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.689.2303

info@wsrp.com

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   We found no differences as a result of the procedures.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   We found no differences as a result of the procedures.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Orchard Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Orchard Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

WSRP, LLC

WSRP, LLC

Salt Lake City, Utah
February 26, 2019

wsrp